United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 001-32239	CUSIP Number 20061Q106
(Check one):	√	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
Form N-CSR
	For Period Ended:		July 31, 2008
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

COMMERCE ENERGY GROUP, INC.
Full Name of Registrant

Former Name if Applicable
600 Anton Blvd., Suite 2000
Address of Principal Executive Office (Street and Number)
Costa Mesa, California 92626
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the fourth quarter of the fiscal year ended July 31, 2008 (fiscal 2008), the Company completed a significant restructuring which included major staff reductions and relocations of essential functions, including members of the accounting group, from Dallas, Texas to the Company’s principal executive offices in Costa Mesa, California. Also, the Company entered into two amendments to its Credit Facility during the last month of the fourth quarter of fiscal 2008 and during the first quarter of the fiscal year ending July 31, 2009 (fiscal 2009), the Company worked on a significant restructuring of its Credit Facility which resulted in bringing in additional debt from AP Finance, LLC. Finally, as a result of the restructuring, the Company initiated a strategic asset sale of its retail electric service contracts in Texas that was recently completed in October 2008. In light of these projects, the Company is still in the process of completing its customary review procedures for the Form 10-K and cannot complete the Form 10-K by the required deadline without unreasonable effort and expense. The Company expects to file the Form 10-K for fiscal 2008 on or before November 13, 2008.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

C. Douglas Mitchell	714	481-6601
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes	√	No
  If answer is no, identify report(s).

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	√	No
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
  All numbers below are estimates as of the date of filing this Form 12b-25.

  Net revenues increased $88.4 million, or 24%, to $460.0 million for fiscal 2008 from $371.6 million for fiscal 2007. The increase in net revenues was driven primarily by a 37% increase in electricity sales and a 7.0% increase in natural gas sales.

  Gross profit increased $0.02 million to $57.3 million for fiscal 2008 from $57.2 million for fiscal 2007. Gross profit from electricity totaled $47.3 million for fiscal 2008 compared to $46.6 million for fiscal 2007, reflecting the impact of higher retail prices and usage of electricity as compared to fiscal 2007. The results in fiscal 2007 included the APX Settlement of $6.5 million. Gross profit for natural gas totaled $9.9 million for fiscal 2008 compared to $10.6 million for fiscal 2007 reflecting the impact of higher retail prices which more than offset the impact of decreased usage resulting from customer attrition.

  Operating results for fiscal 2008 reflect a loss from operations of $21.0 million compared to income from operations of $9.3 million for fiscal 2007. The decrease in income from operations was primarily a result of an $18.9 million increase in bad debt, and an $11.4 million increase in other operating expenses. These were partially offset by higher gross profit of $0.02 million. Our net loss for fiscal 2008 was $23.9 million, compared to a net income of $5.5 million in fiscal 2007, reflecting the decline in operating results.

Commerce Energy Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	10-29-2008	By /s/	C. Douglas Mitchell	Title:	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).